1875 K Street N.W.

Washington, DC 20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

May 12, 2020

VIA EDGAR

Ms. Deborah O'Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: iShares Trust (the "Trust")

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,326

Dear Ms. O'Neal:

This letter responds to your comments with respect to post-effective amendment ("PEA") number 2,326 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 ("Securities Act") on behalf of iShares 0-3 Month Treasury Bond ETF (the "Fund"), a series of the Trust.

The Securities and Exchange Commission (the "Commission") staff (the "Staff") provided comments to the Trust on April 9, 2020. For your convenience, the Staff's comments are summarized below and each comment is followed by the Trust's response. Capitalized terms have the meanings assigned in the Fund's prospectus unless otherwise defined in this letter.

Comment 1: Please provide the Staff with a completed fee table and cost example.

Response: As requested, the Trust has supplementally provided the Staff with a completed fee table and cost example.

Comment 2: Please consider expanding the risk disclosure around COVID-19 in the prospectus.

Response: The Trust has updated the section entitled "Summary of Principal Risks" in the Summary Prospectus to add the following:

Infectious Illness Risk. An outbreak of an infectious respiratory illness, COVID-19, caused by a novel coronavirus has resulted in travel restrictions, disruption of healthcare systems, prolonged quarantines, cancellations, supply chain disruptions, lower consumer demand, layoffs, defaults and other significant economic impacts. Certain markets have experienced temporary closures, reduced liquidity and increased trading costs. These

Securities and Exchange Commission

May 12, 2020

events will have an impact on the Fund and its investments and could impact the Fund's ability to purchase or sell securities or cause elevated tracking error and increased premiums or discounts to the Fund's net asset value. Other infectious illness outbreaks in the future may result in similar impacts.

Additionally, the Trust has updated the section entitled "A Further Discussion of Principal Risks" in the Prospectus to add the following:

Infectious Illness Risk. An outbreak of an infectious respiratory illness, COVID-19, caused by a novel coronavirus was first detected in China in December 2019 and has spread globally. This outbreak has resulted in travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, disruptions in markets, lower consumer demand, layoffs, defaults and other significant economic impacts, as well as general concern and uncertainty. Disruptions in markets can adversely impact the Fund and its investments, including impairing hedging activity to the extent a Fund engages in such activity, as expected correlations between related markets or instruments may no longer apply. In addition, to the extent the Fund invests in short-term instruments that have negative yields, the Fund's value may be impaired as a result. Further, certain local markets have been or may be subject to closures, and there can be no assurance that trading will continue in any local markets in which the Fund may invest, when any resumption of trading will occur or, once such markets resume trading, whether they will face further closures. Any suspension of trading in markets in which the Fund invests will have an impact on the Fund and its investments and will impact the Fund's ability to purchase or sell securities in such markets. Any market or economic disruption can be expected to result in elevated tracking error and increased premiums or discounts to the Fund's net asset value. The outbreak could also impair the information technology and other operational systems upon which the Fund's service providers, including BFA, rely, and could otherwise disrupt the ability of employees of the Fund's service providers to perform critical tasks relating to the Fund. The impact of this outbreak has adversely affected the economies of many nations and the entire global economy and may impact individual issuers and capital markets in ways that cannot be foreseen. In the past, governmental and quasigovernmental authorities and regulators throughout the world have at times responded to major economic disruptions with a variety of fiscal and monetary policy changes, including direct capital infusions into companies and other issuers, new monetary policy tools, and lower interest rates. An unexpected or sudden reversal of these policies, or the ineffectiveness of such policies, is likely to increase market volatility, which could adversely affect the Fund's investments. Other infectious illness outbreaks that may arise in the future could have similar or other unforeseen effects. Public health crises caused by the outbreak may exacerbate other pre-existing political, social and economic risks in certain countries or globally. The duration of the outbreak and its effects cannot be determined with certainty.

Comment 3: Please list the top three or four risk factors first in the prospectus.

Securities and Exchange Commission

May 12, 2020

Response: The Trust has reordered the principal risk factors in both the summary and statutory prospectus so that the four most significant risks to the Fund, based on the currently expected impact to the Fund's net asset value and the name of the Fund, are listed first. The remainder of the principal risks of the Fund remain alphabetized. The order of the risk factors may not reflect the risks actually experienced by investors from investing in the Fund, as the relative risks of market, political or other areas is always changing and is difficult to predict.

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Sincerely,

/s/ Benjamin J. Haskin Benjamin J. Haskin

cc:Nick Cordell Michael Gung George Rafal Jaeyoung Choi